UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Carnival Corporation
Carnival plc

(Name of Issuer)

Common Stock, par value $0.01 per share, of Carnival Corporation
Special Voting Share of Carnival plc
Trust Shares (representing beneficial interests in the P&O Princess Special Voting Trust)

(Title of Class of Securities)

Common Stock:  143658 10 2 and 143658 30 0**
Special Voting Share:  G7214F 12 2
Trust Shares:  143658 30 0**

(CUSIP Number)

Arnaldo Perez, Esq.
General Counsel
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida  33178-2428
(305) 599-2600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0.  See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 2 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TAMMS MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,439
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 3 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MA 1994 B SHARES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,940,860
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 97,940,860
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,940,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 4 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MA 1994 B SHARES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,940,860
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 97,940,860
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,940,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 5 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MICKY ARISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,642,691
	8	SHARED VOTING POWER 37,580,930
	9	SOLE DISPOSITIVE POWER 98,060,860
	10	SHARED DISPOSITIVE POWER 44,162,761
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,223,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 6 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JMD DELAWARE, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,581,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,581,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 7 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JAMES M. DUBIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 48,338,245
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 54,920,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,921,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 8 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ARTSFARE 2005 TRUST No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,580,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,580,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 9 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KNIGHT PROTECTOR, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,338,245
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 48,338,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,338,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 10 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SUNTRUST DELAWARE TRUST COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,230,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,230,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 11 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ARTSFARE 2003 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 900,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 932,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 12 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MBA I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 900,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 13 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JOHN J. O’NEIL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 48,338,245
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 48,747,162
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,747,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 14 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VERUS PROTECTOR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,580,930
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,580,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,580,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 15 of 23

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD L. KOHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 37,581,930
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 37,581,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,582,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 16 of 23

The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by TAMMS Management Corporation (“TAMMS Corp.”), MA 1994 B Shares, L.P. (“B Shares, L.P.”), MA 1994 B Shares, Inc. (“B Shares, Inc.”), Micky Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, Artsfare 2003 Trust, MBA I, L.P., John J. O’Neil, Verus Protector, LLC and Richard L. Kohan (collectively, the “Reporting Persons”).  This Amendment No. 16 is being filed because the number of Shares beneficially owned by the Reporting Persons has decreased by an amount in excess of one percent of the total number of Shares outstanding.  This Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

On January 21, 2014, Nickel 2003 Revocable Trust, a trust for the benefit of Mr. Arison and his family, delivered 28,216 Shares to Carnival Corporation to satisfy the tax obligation on the vesting of restricted stock granted in 2011.

On February 28, 2014, MA 1994 B Shares L.P. and Nickel 97A-B Trust, a trust for the benefit of Micky Arison and his family members, sold 2,000,000 and 3,000,000 Shares, respectively, in broker’s transactions.

On February 28, 2014, MA 1994 B Shares L.P. and certain trusts for the benefit of Micky Arison and his family entered into a sales plan under Rule 10b5-1 for the sale of up to 5,000,000 Shares, in the aggregate, in open market transactions (the “Sales Plan”).  From March 20, 2014 through March 24, 2014, an aggregate amount of 1,202,425 Shares beneficially owned by Micky Arison (including 697,983 shares beneficially owned by MA 1994 B Shares, L.P.) were sold pursuant to the Sales Plan.  In the future, similar sales plans to sell Shares beneficially owned by the Reporting Persons under Rule 10b5-1 may be effected.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 17 of 23

All ownership percentages set forth herein assume that there are 592,239,644 Shares outstanding, representing the total number of shares reported by Carnival Corporation in its Annual Report on Form 10-K for the year ended November 30, 2013 filed with the SEC on January 29, 2014.

(a) and (b)(i)

(i)         TAMMS Corp. may be deemed to beneficially own all of the 32,439 Shares (approximately 0.0% of the total number of Shares outstanding) it directly holds.  TAMMS Corp. has sole voting and shared dispositive power with respect to such Shares.

(ii)        B Shares, L.P. beneficially owns an aggregate of 97,940,860 Shares (approximately 16.5% of the total number of Shares outstanding), which its holds directly.  B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

(iii)       B Shares, Inc. beneficially owns an aggregate of 97,940,860 Shares (approximately 16.5% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P.  B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

(iv)       Micky Arison beneficially owns an aggregate of 142,223,621 Shares (approximately 24.0% of the total number of Shares outstanding), 4,218,590 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2003 Revocable Trust, 408,917 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 97-07 Trust, 97,940,860 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 1994 “B” Trust, 37,580,930 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999, 442,307 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for Nickel 2009 GRAT, a grantor retained annuity trust for his benefit (the “GRAT”), 1,512,017 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several trusts for the benefit of his children, and 120,000 Shares of which are underlying vested options which he holds directly.  Micky Arison has shared dispositive and voting power with respect to the 37,580,930 Shares held by the Artsfare 2005 Trust No. 2.   Micky Arison has sole voting and dispositive power with respect to the 97,940,860 Shares indirectly held by the Nickel 1994 “B” Trust and the 120,000 Shares underlying vested options.  Micky Arison has sole voting and shared dispositive power with respect to the 4,218,590 Shares held by the Nickel 2003 Revocable Trust, the 408,917 Shares held by the Nickel 97-07 Trust, the 442,307 Shares held by the GRAT and the 1,512,017 Shares held by trusts for the benefit of Mr. Arison’s children.  Micky Arison is deemed to be the beneficial owner of the 120,000 Shares underlying vested options and the 442,307 Shares held by the GRAT.

(v)       JMD Delaware, Inc. beneficially owns an aggregate of 6,581,831 Shares (approximately 1.1% of the total number of Shares outstanding), by virtue of being the trustee of the Nickel 2003 Revocable Trust, a co-trustee of the Nickel 97-07 Trust, and the trustee of the

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 18 of 23

GRAT and various trusts for the benefit of Mr. Arison’s children.  JMD Delaware, Inc. has shared dispositive power with respect to the 4,218,590 Shares held by the Nickel 2003 Revocable Trust, the 408,917 Shares held by the Nickel 97-07 Trust, the 442,307 Shares held by the GRAT and 1,512,017 Shares held by trusts for the benefit of Mr. Arison’s children.  Accordingly, JMD Delaware, Inc. may be deemed to beneficially own such Shares for which it expresses voting and/or dispositive power.  JMD Delaware, Inc. disclaims beneficial ownership of all such Shares.

(vi)      James M. Dubin beneficially owns an aggregate of 54,921,076 Shares (approximately 9.3% of the total number of Shares outstanding), 1,000 Shares of which he holds directly and 54,920,076 Shares with respect to which he has a beneficial interest by virtue of   being the sole shareholder of JMD Delaware, Inc. and a fifty-percent shareholder of Knight Protector, Inc.  Mr. Dubin has sole voting and dispositive power with respect to the 1,000 Shares he holds directly.  Mr. Dubin has shared voting and dispositive power with respect to 48,338,245 Shares held by Eternity Four Trust.  Mr. Dubin has shared dispositive power with respect to the 408,917 Shares held by the Nickel 97-07 Trust, the 4,218,590 Shares held by the Nickel 2003 Revocable Trust, the 442,307 Shares held by the GRAT and the 1,512,017 Shares held by trusts for the benefit of Mr. Arison’s children.  Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and/or dispositive power.  Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

(vii)     Artsfare 2005 Trust No. 2 beneficially owns the 37,580,930 Shares for which it exercises shared dispositive power (approximately 6.3% of the total number of Shares outstanding).

(viii)    Knight Protector, Inc. beneficially owns an aggregate of 48,338,245 Shares (approximately 8.2% of the total number of Shares outstanding), by virtue of being the protector of Eternity Four Trust.  Knight Protector, Inc. has shared dispositive power and sole voting power with respect to 48,338,245 Shares held by Eternity Four Trust.

(ix)       SunTrust Delaware Trust Company beneficially owns 38,230,930 Shares (approximately 6.5% of the total number of Shares outstanding), by virtue of being the trustee of Artsfare 2005 Trust No. 2 and Dozer Trust.  SunTrust Delaware Trust Company has shared dispositive power with respect to the 37,580,930 Shares held by Artsfare 2005 Trust No. 2 and the 650,000 Shares held by Dozer Trust.   Accordingly, SunTrust Delaware Trust Company may be deemed to beneficially own such Shares.  SunTrust Delaware Trust Company disclaims beneficial ownership of such Shares.

(x)        Artsfare 2003 Trust beneficially owns an aggregate of 932,439 Shares (approximately 0.1% of the total number of Shares outstanding), 900,000 of which it holds beneficially by virtue of its interest in MBA I, L.P. and 32,439 of which it holds beneficially as sole stockholder of TAMMS Corp.  Artsfare 2003 Trust has shared voting and dispositive power with respect to the 900,000 Shares held by MBA I, L.P. and exercises shared dispositive power over the 32,439 Shares held by TAMMS Corp.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 19 of 23

(xi)       MBA I, L.P. beneficially owns an aggregate of 900,000 Shares (approximately 0.1% of the total number of Shares outstanding), which Shares it holds directly. MBA I, L.P. has shared voting and dispositive power over all such Shares.

(xii)      John J. O’Neil beneficially owns an aggregate of 48,747,162 Shares (approximately 8.1% of the total number of Shares outstanding) by virtue of being the sole shareholder of JJO Delaware, Inc., a co-trustee of the Nickel 97-07 Trust, and a fifty-percent shareholder of Knight Protector, Inc. Mr. O’Neil has shared voting  and dispositive power with respect to 48,338,245 Shares held by Eternity Four Trust.  Mr. O’Neil has shared dispositive power with respect to the  408,917 Shares held by the Nickel 97-07 Trust.  Accordingly, Mr. O’Neil may be deemed to beneficially own such Shares for which he exercises shared voting and/or dispositive power.  Mr. O’Neil disclaims beneficial ownership of all such Shares.

(xiii)     Verus Protector, LLC beneficially owns an aggregate of 37,580,930 Shares (approximately 6.3% of the total Shares outstanding), by virtue of being the protector of Artsfare 2005 Trust No.2. Verus Protector, LLC has shared voting and dispositive power with respect to the 37,580,930 Shares held by Artsfare 2005 Trust No.2.

(xiv)     Richard L. Kohan beneficially owns an aggregate of 37,582,930 Shares (approximately 6.3% of the total Shares outstanding), by virtue of being the sole member of Verus Protector, LLC, and owning 1,000 Shares indirectly and 1,000 Shares directly.  Mr. Kohan has shared voting and dispositive power with respect to the 37,580,930 Shares held by Artsfare 2005 Trust No.2.  Mr. Kohan has shared voting and dispositive power with respect to the 1,000 Shares held by his wife and sole voting and dispositive power with respect to the 1,000 Shares he holds directly.

(xv)      The Reporting Persons, as a group, beneficially own an aggregate of 191,827,305 Shares (approximately 32.4% of the total number of Shares outstanding).  The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares, except for Shares held by Eternity Four Trust over which Citigroup Institutional Trust Company exercises shared dispositive power, and except for Shares held by Dozer Trust, of which SunTrust Delaware Trust Company is the trustee, over which an Investment Direction Advisor exercises sole voting power and shared dispositive power.

(c)       During the past 60 days (i) MA 1994 B Shares L.P. and Nickel 97A-B Trust, a trust for the benefit of Micky Arison and his family members, sold 2,000,000 and 3,000,000 Shares, respectively, in broker’s transactions at a price of $39.50 per Share, and (ii) MA 1994 B Shares, L.P., and Nickel 2003 Revocable Trust and Nickel 97-07 Trust, both trusts for the benefit of Micky Arison and his family, sold Shares in open market transactions on the New York Stock Exchange pursuant to the Sales Plan as noted in Schedule I, which is incorporated by reference in its entirety to this Item 5(c). Except as set forth in this paragraph (c), to the best knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Shares during the past 60 days.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 20 of 23

(d)       Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows by incorporating by reference the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits

The following exhibits have been filed with this Schedule 13D/A.

Exhibit 41
Joint Filing Agreement, dated as of March 26, 2014, among TAMMS Management Corporation, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, Artsfare 2003 Trust, MBA I, L.P., John J. O’Neil,  Verus Protector, LLC and Richard L. Kohan.

The Power of Attorney filed for Verus Protector, LLC and Richard L. Kohan as an exhibit to Amendment No. 13 to Schedule 13D filed on July 16, 2012, the Power of Attorney filed for SunTrust Delaware Trust Company as an exhibit to the Form 4 for Artsfare 1992 Irrevocable Trust filed on January 31, 2005, the Power of Attorney filed for Artsfare 2005 Trust No. 2 as an exhibit to the Form 3 filed on December 22, 2005 and the Powers of Attorney filed for the other signatories hereto as an exhibit to Amendment No. 4 to Schedule 13D filed on February 23, 2004 are hereby incorporated herein by reference.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 21 of 23

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           March 26, 2014

TAMMS MANAGEMENT CORPORATION
MA 1994 B SHARES, L.P.
MA 1994 B SHARES, INC.
MICKY ARISON
JMD DELAWARE, INC.
JAMES M. DUBIN
ARTSFARE 2005 TRUST NO. 2
KNIGHT PROTECTOR, INC.
SUNTRUST DELAWARE TRUST COMPANY
ARTSFARE 2003 TRUST
MBA I, L.P.
JOHN J. O’NEIL
VERUS PROTECTOR, LLC
RICHARD L. KOHAN

By:	John J. O’Neil, Attorney-in-Fact

/s/ John J. O’Neil

KNIGHT PROTECTOR, INC.

By:	John J. O’Neil, Authorized Signatory

/s/ John J. O’Neil

/s/ John J. O’Neil
John J. O’Neil

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 22 of 23

INDEX TO EXHIBITS

Exhibits

Exhibit 41
Joint Filing Agreement, dated as of March 26, 2014, among TAMMS Management Corporation, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, Artsfare 2003 Trust, MBA I, L.P., John J. O’Neil, Verus Protector, LLC and Richard L. Kohan.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 23 of 23

SCHEDULE I

MA 1994 B SHARES L.P.

Date	No. of Shares Sold	Average Price Per Share
03/20/2014	17,774	$40.0378
03/21/2014	375,255	$40.1818
03/24/2014	304,954	$40.0894

NICKEL 2003 REVOCABLE TRUST

Date	No. of Shares Sold	Average Price Per Share
03/20/2014	9,548	$40.0378
03/21/2014	201,593	$40.1818
03/24/2014	163,825	$40.0894

NICKEL 97-07 TRUST

Date	No. of Shares Sold	Average Price Per Share
03/20/2014	3,297	$40.0378
03/21/2014	69,610	$40.1818
03/24/2014	56,569	$40.0894